Exhibit 99.1

Sapiens Reports Q4 2016 Financial Results

The software solutions provider announces double-digit growth across all geographies

Holon, Israel – February 28, 2017 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, with a growing presence in the financial services sector, and a member of the Formula Group (NASDAQ: FORTY and TASE: FORT), today announced its financial results for the fourth quarter which ended on December 31, 2016.

Fourth Quarter Highlights:

•	GAAP and non-GAAP revenue of $57.1 million, up 17.3% compared to $48.7 million in the fourth quarter of 2015.

•	GAAP operating profit totaled $5.6 million (9.8% operating margin), compared to $6.8 million (14.0% operating margin) in the fourth quarter of 2015.

•	Non-GAAP operating profit totaled $7.5 million (13.1% operating margin), compared to $7.4 million (15.1% operating margin) in the fourth quarter of 2015.

•	GAAP net income attributable to Sapiens’ shareholders totaled $3.8 million or $0.08 per diluted share, compared to $5.9 million or $0.12 per diluted share in the fourth quarter last year.

•	Non-GAAP net income attributable to Sapiens’ shareholders totaled $6.0 million or $0.12 per diluted share, compared to $6.3 million or $0.13 per diluted share in the fourth quarter last year.

•	Cash, cash equivalents and securities investments as of December 31, 2016 were $96.4 million and Sapiens has no debt.

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Full Year Financial Highlights:

•	GAAP revenue of $216.2 million, up 16.5% compared to $185.6 million in 2015.

•	Non-GAAP revenue increased by 20.6% to $216.2 million compared to $179.3 million in 2015.

•	GAAP operating profit totaled $24.8 million (11.5% operating margin), compared to $24.4 million (13.1% operating margin) in 2015.

•	Non-GAAP operating profit was $29.6 million (13.7% operating margin), compared to $26.5 million (14.8% operating margin) in 2015.

•	GAAP net income attributable to Sapiens’ shareholders totaled $19.3 million or $0.40 per diluted share, compared to $20.0 million or $0.41 per diluted share in 2015.

•	Non-GAAP net income attributable to Sapiens’ shareholders reached $24.2 million, or $0.49 per diluted share compared to $22.1 million, or $0.45 per diluted share in the year ago period.

“Sapiens delivered another solid quarter with double-digit revenue growth and strong performance across all of our offerings and territories, driven by increased demand for our products and services,” said Roni Al-Dor, president and CEO of Sapiens. “I am pleased with our continued geographic expansion and our organic growth.”

“On the M&A front, we are very excited about our recently announced acquisition of StoneRiver, Inc. which significantly expands Sapiens’ presence and scale in the North American insurance market and accelerates our entry into the U.S. property and casualty (P&C) market,” continued Al-Dor. “Overall, we believe this acquisition is completely aligned with our M&A growth strategy to increase our customer base, expand geographically and add complementary solutions to our product portfolio. We are confident that with StoneRiver, we will strengthen our position as a leading and innovative global software solutions provider, offering end-to-end solutions to the global insurance industry.”

Added Al-Dor, “Beyond the acquisition, Sapiens had a very active quarter. Generali Nederland selected Sapiens for its life portfolios, and LB Group chose our Sapiens IDIT P&C suite as its new policy administration solution. Also, we launched a consumer and agent portal for L&A and P&C insurers. In addition, in terms of geographies, we expanded our presence in the Nordic region with a new head office in Copenhagen, and we opened a new local support center in Istanbul, Turkey.”

Mr. Al-Dor concluded, “We are providing our guidance for 2017 full year revenues of $270 to $280 million, or annual growth of 25%-30%, and we expect full-year 2017 non-GAAP operating margins of approximately 13%. This guidance reflects the impact of the StoneRiver acquisition.”

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Quarterly Results Conference Call

Management will host a conference call and webcast on February 28 at 9:30 a.m. Eastern Time (4:30 p.m. in Israel) to review and discuss Sapiens' results.

Please call one of the following numbers (at least 10 minutes before the scheduled time) to participate:

North America (toll-free): + 1-888-668-9141; International: +972-3-918-0609; UK: 0-800-917-5108

The live webcast of the call can be viewed on Sapiens' website at:

http://www.sapiens.com/investors/presentations-and-webcast/

If you are unable to join live, a replay of the call will be accessible until March 10, 2017, as follows:

North America: +1-888-326-9310; International: +972-3-925-5904

A recorded version of the webcast will also be available for three months via the Sapiens website, at the same web location listed above.

Non-GAAP Financial Measures

This press release contains the following non-GAAP financial measures: Non-GAAP revenue, non-GAAP gross profit, non-GAAP operating income, non-GAAP net income attributed to Sapiens shareholders, non-GAAP basic and diluted earnings per share.

Sapiens believes that these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Sapiens' financial condition and results of operations. The Company's management uses these non-GAAP measures to compare the Company's performance to that of prior periods for trend analyses, for purposes of determining executive and senior management incentive compensation and for budgeting and planning purposes. These measures are used in financial reports prepared for management and in quarterly financial reports presented to the Company's board of directors. The Company believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing the Company's financial measures with other software companies, many of which present similar non-GAAP financial measures to investors.

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Management of the Company does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in the Company's financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgment by management about which expenses and income are excluded or included in determining these non-GAAP financial measures. In order to compensate for these limitations, management presents non-GAAP financial measures in connection with GAAP results. Sapiens urges investors to review the reconciliation of its non-GAAP financial measures to the comparable GAAP financial measures, which it includes in press releases announcing quarterly financial results, including this press release, and not to rely on any single financial measure to evaluate the Company's business.

In addition, the Company adjusted revenues and expenses, recorded under U.S. GAAP, of the pre-acquisition date in respect of acquired business from its ultimate parent company. As this transaction is between companies under common control, under U.S. GAAP, it was accounted for under the pooling of interest method. For non-GAAP measurement purposes, the Company excludes the pre-acquisition date revenues and expenses.

Reconciliation tables of the most comparable GAAP financial measures to the non-GAAP financial measures used in this press release are included with the financial tables of this release.

The Company defines Adjusted EBITDA as net profit, adjusted for stock-based compensation expense, depreciation and amortization, capitalized internal-use software development costs, amortization of internal-use software development costs interest expense, compensation expenses related to acquisition, pre-acquisition revenues and expenses accounted under pooling of interest method, provision for income taxes and other income (expenses). These amounts are often excluded by other companies to help investors understand the operational performance of their business. The Company uses Adjusted EBITDA as a measurement of its operating performance because it assists in comparing the operating performance on a consistent basis by removing the impact of certain non-cash and non-operating items. Adjusted EBITDA reflect an additional way of viewing aspects of the operations that the Company believes, when viewed with the GAAP results and the accompanying reconciliations to corresponding GAAP financial measures provide a more complete understanding of factors and trends affecting its business.

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About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector. We offer core, end-to-end solutions to the global general insurance, property and casualty, life, pension and annuities, and retirement markets, as well as business decision management software. We have a track record of over 30 years in delivering superior software solutions to more than 200 financial services organizations. The Sapiens team of approximately 1,900 professionals operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information: www.sapiens.com.

Forward Looking Statement

Some of the statements in this press release may constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities and Exchange Act of 1934 and the United States Private Securities Litigation Reform Act of 1995. Words such as "will", "expects," "believes" and similar expressions are used to identify these forward-looking statements (although not all forward-looking statements include such words). These forward-looking statements, which may include, without limitation, projections regarding our future performance and financial condition, are made on the basis of management's current views and assumptions with respect to future events. Any forward-looking statement is not a guarantee of future performance and actual results could differ materially from those contained in the forward-looking statement.

These statements speak only as of the date they were made, and we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We operate in a changing environment. New risks emerge from time to time and it is not possible for us to predict all risks that may affect us. For more information regarding these risks and uncertainties, as well as certain additional risks that we face, please refer to the Risk Factors detailed in Item 3 of Part III of our Annual Report on Form 20-F for the year ended December 31, 2016, and subsequent reports and registration statements filed from time to time with the Securities and Exchange Commission.

Investors and Media Contact:
Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

US Mobile: +1 201-250-9414

Mobile: +972 54-9099039

Email: yaffa.cohen-ifrah@sapiens.com

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SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands (except per share amounts)

	Three months ended		Year ended
	December 31,		December 31,
	2016	2015	2016	2015*
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenue	57,113	48,674	216,190	185,636
Cost of revenue	34,648	28,633	130,402	111,192

Gross profit	22,465	20,041	85,788	74,444

Operating Expenses:
Research and development, net	5,087	2,747	16,488	10,235
Selling, marketing, general and administrative	11,787	10,498	44,460	39,859
Total operating expenses	16,874	13,245	60,948	50,094

Operating income	5,591	6,796	24,840	24,350

Financial expense (income), net	98	(402)	(533)	(163)
Taxes expenses, net	1,383	1,192	5,772	4,213

Net income	4,110	6,006	19,601	20,300

Attributable to non-controlling interest	299	134	265	284

Net income attributable to Sapiens' shareholders	3,811	5,872	19,336	20,016

Basic earnings per share**	0.08	0.12	0.40	0.42

Diluted earnings per share**	0.08	0.12	0.40	0.41

Weighted average number of shares outstanding used to compute basic earnings per share (in thousands)	49,021	48,758	48,947	48,121

Weighted average number of shares outstanding used to compute diluted earnings per share (in thousands)	49,935	49,536	49,780	49,327

*	Including consolidation of Insseco, commencing December 31, 2014.
**	Net income used for earning per share was adjusted to reflect the effect of redeemable non-controlling interest.

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Summary of non-GAAP Financial Information

U.S. dollars in thousands (except per share amounts)

	Three months ended				Year ended
	December 31,				December 31,
	2016		2015		2016		2015
	(unaudited)		(unaudited)		(unaudited)		(unaudited)

Revenues	57,113	100%	48,674	100%	216,190	100%	179,263	100%

Gross Profit	23,850	41.8%	21,515	44.2%	91,767	42.4%	78,472	43.8%

Operating profit	7,493	13.1%	7,356	15.1%	29,615	13.7%	26,547	14.8%

Net income to shareholders	5,958	10.4%	6,332	13.0%	24,199	11.2%	22,105	12.3%

Adjusted EBITDA	8,298	14.5%	7,928	16.3%	32,450	15.0%	28,499	15.9%

Basic earnings per share	0.12		0.13		0.49		0.46
Diluted earnings per share	0.12		0.13		0.49		0.45

Non-GAAP revenues by geographic breakdown
U.S. dollars in thousands

	Q4 2016	Q3 2016	Q2 2016	Q1 2016	Q4 2015

North America	21,107	19,706	17,601	16,041	16,767
Europe	28,292	28,675	26,124	28,421	26,439
APAC	7,714	8,099	9,305	5,105	5,468

Total	57,113	56,480	53,030	49,567	48,674

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Adjusted EBITDA Calculation
U.S. dollars in thousands

	Three months ended		Year ended
	December 31,		December 31,
	2016	2015	2016	2015

GAAP operating profit	5,591	6,796	24,840	24,350

Non-GAAP adjustments:
Amortization of capitalized software	1,092	1,323	4,929	4,875
Amortization of other intangible assets	593	392	2,257	2,106
Capitalization of software development	(1,091)	(1,641)	(5,545)	(6,032)
Stock-based compensation	522	435	1,955	1,349
Compensation related to acquisition and acquisition related costs	786	51	1,179	270
Adjustments of pre-acquisition revenues and expenses accounted under pooling of interest method	-	-	-	(371)

Non-GAAP operating profit	7,493	7,356	29,615	26,547

Depreciation	805	572	2,835	1,952

Adjusted EBITDA	8,298	7,928	32,450	28,499

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SAPIENS INTERNATIONAL CORPORATION N.V. AND SUBSIDIARIES

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

U.S. dollars in thousands (except per share amounts)

	Three months ended		Year ended
	December 31,		December 31,
	2016	2015	2016	2015*
GAAP revenue	57,113	48,674	216,190	185,636
Adjustments of pre-acquisition revenue accounted under pooling of interest method	-	-	-	(6,373)
Non-GAAP revenue	57,113	48,674	216,190	179,263

GAAP gross profit	22,465	20,041	85,788	74,444
Revenue adjustment	-	-	-	(6,373)
Amortization of capitalized software	1,092	1,323	4,929	4,875
Amortization of other intangible assets	293	151	1,050	794
Adjustments of pre-acquisition cost of revenue accounted under pooling of interest method	-	-	-	4,732
Non-GAAP gross profit	23,850	21,515	91,767	78,472

GAAP operating income	5,591	6,796	24,840	24,350
Gross profit adjustments	1,385	1,474	5,979	4,028
Capitalization of software development	(1,091)	(1,641)	(5,545)	(6,032)
Amortization of other intangible assets	300	241	1,207	1,312
Stock-based compensation	522	435	1,955	1,349
Compensation related to acquisition and acquisition related costs	786	51	1,179	270
Adjustments of pre-acquisition operating expenses accounted under pooling of interest method	-	-	-	1,270
Non-GAAP operating income	7,493	7,356	29,615	26,547

GAAP net income attributable to Sapiens' shareholders	3,811	5,872	19,336	20,016
Operating income adjustments	1,902	560	4,775	2,197
Adjustment to redeemable non-controlling interest	302	151	443	224
Adjustments of pre-acquisition financial and tax expenses accounted under pooling of interest method	-	-	-	50
Other	(57)	(251)	(355)	(382)
Non-GAAP net income attributable to Sapiens' shareholders	5,958	6,332	24,199	22,105

Non-GAAP basic earnings per share	0.12	0.13	0.49	0.46

Non-GAAP diluted earnings per share	0.12	0.13	0.49	0.45

Weighted average number of shares outstanding used to compute basic earnings per share (in thousands)	49,021	48,758	48,947	48,121
Weighted average number of shares outstanding used to compute diluted earnings per share (in thousands)	49,935	49,536	49,780	49,327

*	Including consolidation of Insseco commencing the acquisition date, August 18, 2015.

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SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. Dollars in thousands

	December 31,	December 31,
	2016	2015
	(unaudited)	(unaudited)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	60,908	54,351
Trade receivables, net	34,684	29,761
Other receivables and prepaid expenses	6,389	5,455
Marketable securities	18,220	8,776

Total current assets	120,201	98,343

LONG-TERM ASSETS:
Marketable securities	17,228	30,875
Property and equipment, net	9,807	5,675
Severance pay fund	4,041	5,551
Other intangible assets, net	28,354	27,540
Other long-term assets	4,623	4,252
Goodwill	73,597	70,035

Total long-term assets	137,650	143,928

TOTAL ASSETS	257,851	242,271

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables	6,562	4,721
Accrued expenses and other liabilities	32,049	32,012
Deferred revenue	9,137	10,268

Total current liabilities	47,748	47,001

LONG-TERM LIABILITIES:
Other long-term liabilities	9,864	6,414
Accrued severance pay	4,940	6,662

Total long-term liabilities	14,804	13,076

REDEEMABLE NON-CONTROLLING INTEREST	908	385

EQUITY	194,391	181,809

TOTAL LIABILITIES AND EQUITY	257,851	242,271

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SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOW
U.S. dollars in thousands

	Year ended December 31,
	2016	2015
	(unaudited)	(unaudited)
Cash flows from operating activities:
Net income	19,601	20,300

Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization	10,021	9,625
Amortization of premium and accrued interest on marketable securities	(516)	(453)
Stock-based compensation related to options issued to employees	1,955	1,349

Net changes in operating assets and liabilities, net of amount acquired:
Trade receivables	(5,435)	1,893
Deferred tax assets	1,664	2,169
Other operating assets	(3,309)	(1,229)
Trade payables	1,101	1,511
Other operating liabilities	2,223	4,134
Deferred revenues	(1,035)	1,300
Severance pay	(231)	(159)

Net cash provided by operating activities	26,039	40,440

Cash flows from investing activities:
Purchase of property and equipment	(4,664)	(2,815)
Purchase of marketable securities, net of interest received	(9,017)	(7,678)
Proceeds from sales of marketable securities	13,898	1,499
Payments for business acquisition, net of cash acquired	(4,382)	(2,934)
Capitalized software development costs	(5,545)	(6,032)
Restricted cash	1,393	(893)

Net cash used in investing activities	(8,317)	(18,853)

Cash flows from financing activities:
Proceeds from employee stock options exercised	890	1,568
Payment to shareholders in respect of acquisition	(1,440)	(8,482)
Distribution of dividend	(9,786)	(7,186)
Repayment of loan	(824)	-
Dividend to non-controlling interest	(73)	(77)

Net cash used in financing activities	(11,233)	(14,177)

Effect of exchange rate changes on cash and cash equivalents	68	(459)

Increase in cash and cash equivalents	6,557	6,951
Cash and cash equivalents at the beginning of period	54,351	47,400

Cash and cash equivalents at the end of period	60,908	54,351

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